

June 15, 2022

William C. Losch, III
Chief Financial Officer
Live Oak Bancshares, Inc.
1741 Tiburon Drive
Wilmington, North Carolina 28403

       Re: Live Oak Bancshares, Inc.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed February 24, 2022
           File No. 001-37497

Dear Mr. Losch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 64

1.   We note that you present different non-GAAP measures in the slide deck presentation accompanying your earnings conference call for the first quarter of 2022 held on April 28, 2022 as compared to the non-GAAP measures presented here. Please tell us why it is appropriate to reflect each of the adjustments presented on slide 36 of that presentation for the following measures:
   - Adjusted net interest income
   - Adjusted noninterest income
   - Adjusted noninterest expense
   - Adjusted PPNR
   - Adjusted net income before tax
   In your response tell us how each such adjustment is not a prohibited tailored recognition

or measurement method as stipulated in Question 100.04 or represents the prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 68

2. You disclose that you have an asset sensitive balance sheet with a cumulative gap in interest-earning assets and interest-bearing liabilities of 4.55%. You indicate on page 69 that this gap would result in higher net interest income with a unilateral increase in market interest rates; however, during your first quarter 2022 earnings conference call you indicated that interest rate increases by the Federal Reserve in 2022 higher than initially contemplated would result in a decrease in your net interest margin. Please reconcile for us how increased net interest income from this disclosure would result in lower net interest margin.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance